UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Jones Energy, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

48019R108
(CUSIP Number)

John V. Lovoi

Manager

JVL Advisors, LLC

10000 Memorial Drive, Suite 550

Houston, Texas 77024

(713) 579-2617

Copies to:

Timothy T. Samson

Thompson & Knight LLP

333 Clay Street, Suite 3300

Houston, TX 77002

(713) 654-8111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48019R108
(1)	Names of Reporting Persons
JVL Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	15,629,320 shares(1)
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	15,629,320 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			15,629,320 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			47.62% (2)
(14)	Type of Reporting Person (See Instructions)			OO

(1) JVL Advisors, LLC may be deemed to have voting and dispositive power over the securities owned by Navitas Fund LP, a Texas limited partnership (“Navitas”), Luxiver, LP, a Delaware limited partnership (“Luxiver”), TJS Energy Fund, LP, a Delaware limited partnership (“TJS”), Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”), Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”), Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”), Children’s Energy Fund, LP, a Delaware limited partnership (“Children’s”), Blackbird 1846 Energy Fund, LP, a Delaware limited partnership (“Blackbird”), and LVPU, LP, a Delaware limited partnership (“LVPU” and collectively with Navitas, Luxiver, TJS, Hephaestus, Asklepios, Panakeia, Blackbird, and Children’s, the “Partnerships”); thus, it may also be deemed to be the beneficial owner of these securities. JVL Advisors, LLC disclaims any beneficial ownership of the reported securities beneficially owned by the Partnerships in excess of its pecuniary interest in such securities.

(2) The percentages reported in this Schedule 13D/A are based upon 32,819,222 shares of Class A common stock outstanding as of July 29, 2016 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on August 5, 2016). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of August 26, 2016.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
John V. Lovoi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	15,629,320 shares(1)
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	15,629,320 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			15,629,320 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			47.62% (2)
(14)	Type of Reporting Person (See Instructions)			IN

(1) John V. Lovoi may be deemed to have voting and dispositive power over the securities owned by Navitas Fund LP, a Texas limited partnership (“Navitas”), Luxiver, LP, a Delaware limited partnership (“Luxiver”), TJS Energy Fund, LP, a Delaware limited partnership (“TJS”), Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”), Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”), Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”), Children’s Energy Fund, LP, a Delaware limited partnership (“Children’s”), Blackbird 1846 Energy Fund, LP, a Delaware limited partnership (“Blackbird”), and LVPU, LP, a Delaware limited partnership (“LVPU” and collectively with Navitas, Luxiver, TJS, Hephaestus, Asklepios, Panakeia, Blackbird, and Children’s, the “Partnerships”); thus, he may also be deemed to be the beneficial owner of these securities. John V. Lovoi disclaims any beneficial ownership of the reported securities beneficially owned by the Partnerships in excess of his pecuniary interest in such securities.

(2) The percentages reported in this Schedule 13D/A are based upon 32,819,222 shares of Class A common stock outstanding as of July 29, 2016 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on August 5, 2016). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of August 26, 2016.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
Navitas Fund LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	1,925,711 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	1,925,711 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			1,925,711 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			5.87% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 32,819,222 shares of Class A common stock outstanding as of July 29, 2016 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on August 5, 2016). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of August 26, 2016.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
Luxiver, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	5,848,312 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	5,848,312 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			5,848,312 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			17.82% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 32,819,222 shares of Class A common stock outstanding as of July 29, 2016 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on August 5, 2016). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of August 26, 2016.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
TJS Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	106,429 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	106,429 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			106,429 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			0.32% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 32,819,222 shares of Class A common stock outstanding as of July 29, 2016 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on August 5, 2016). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of August 26, 2016.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
Hephaestus Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	4,428,828 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	4,428,828 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			4,428,828 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			13.49% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 32,819,222 shares of Class A common stock outstanding as of July 29, 2016 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on August 5, 2016). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of August 26, 2016.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
Asklepios Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	467,239 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	467,239 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			467,239 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			1.42% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 32,819,222 shares of Class A common stock outstanding as of July 29, 2016 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on August 5, 2016). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of August 26, 2016.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
Panakeia Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	585,321 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	585,321 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			585,321 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			1.78% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 32,819,222 shares of Class A common stock outstanding as of July 29, 2016 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on August 5, 2016). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of August 26, 2016.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
Children’s Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	1,038,300 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	1,038,300 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			1,038,300 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			3.16% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 32,819,222 shares of Class A common stock outstanding as of July 29, 2016 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on August 5, 2016). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of August 26, 2016.

CUSIP No. 48019R108
(1)	Names of Reporting Persons
LVPU, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	557,310 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	557,310 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			557,310 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			1.70% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 32,819,222 shares of Class A common stock outstanding as of July 29, 2016 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on August 5, 2016). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of August 26, 2016.

CUSIP No. 48019R108
(15)	Names of Reporting Persons
Blackbird 1846 Energy Fund, LP
(16)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(17)	SEC Use Only
(18)	Source of Funds (See Instructions)			WC
(19)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(20)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(21)	Sole Voting Power	671,870 shares
		(22)	Shared Voting Power	0
		(23)	Sole Dispositive Power	671,870 shares
		(24)	Shared Dispositive Power	0
(25)	Aggregate Amount Beneficially Owned by Each Reporting Person			671,870 shares
(26)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(27)	Percent of Class Represented by Amount in Row (11)			2.05% (1)
(28)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 32,819,222 shares of Class A common stock outstanding as of July 29, 2016 (according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on August 5, 2016). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of August 26, 2016.

Item 1. Security and Issuer.

This Amendment No. 1 amends the Schedule 13D with respect to the Class A Common Stock of Jones Energy, Inc., a Delaware corporation (the “Issuer”), previously filed by JVL Advisors, LLC, a Texas limited liability company (“JVL”), with the SEC on February 17, 2015 (the “Schedule 13D”). Except as otherwise specified herein, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Subparagraphs (a) and (f) of Item 2 in the Schedule 13D are amended and restated in their entirety by the following:

(a) Pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”), this Schedule 13D is being jointly filed by the following persons:

(i)	JVL Advisors, LLC, a Texas limited liability company (“JVL”);
(ii)	John V. Lovoi, an individual residing in the State of Texas (“Mr. Lovoi” and collectively with JVL, the “JVL Parties”);
(iii)	Navitas Fund LP, a Texas limited partnership (“Navitas”);
(iv)	Luxiver, LP, a Delaware limited partnership (“Luxiver”);
(v)	TJS Energy Fund, LP, a Delaware limited partnership (“TJS”);
(vi)	Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”);
(vii)	Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”);
(viii)	Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”);
(ix)	Children’s Energy Fund, LP, a Delaware limited partnership (“Children’s”);
(x)	LVPU, LP, a Delaware limited partnership (“LVPU”); and
(xi)	Blackbird 1846 Energy Fund, LP (“Blackbird”).

Navitas, Luxiver, TJS, Hephaestus, Asklepios, Panakeia, Children’s, LVPU and Blackbird are sometimes referred to collectively herein as the “Partnerships” and individually as a “Partnership.” The JVL Parties and the Partnerships are referred to collectively herein as the “Reporting Persons” and individually as a “Reporting Person.” URJA, LP, a Delaware limited partnership (“URJA”), sold all of its securities and is no longer a Reporting Person for purposes of the Schedule 13D.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the general partners of certain of the Reporting Persons and the controlling persons of such general partners is set forth on Schedule A hereto, which is incorporated herein by reference.

(f)                 JVL is a Texas limited liability company; Mr. Lovoi is a citizen of the United States of America; Navitas is a Texas limited partnership; Luxiver is a Delaware limited partnership; TJS is a Delaware limited partnership; Hephaestus is a Delaware limited partnership; Asklepios is a Texas limited partnership; Panakeia is a Delaware limited partnership; LVPU is a Delaware limited partnership; Blackbird is a Delaware limited partnership.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 in the Schedule 13D is amended and restated in its entirety by the following:

All of the funds used to purchase the Shares reported in this Schedule 13D came from the working capital of the Partnerships. The Partnerships expended a total of approximately $100,000,000.00 in the aggregate to acquire the Shares reported herein.

Item 5. Interest in Securities of the Issuer.

Subparagraphs (a), (b) and (c) of Item 5 in the Schedule 13D are amended and restated in their entirety by the following:

(a)                 The aggregate number and percentage of Shares to which this Schedule 13D relates is 15,629,320, constituting approximately 47.62% of the Issuer's currently outstanding Class A Common Stock. The aggregate number and percentage of Shares reported herein are based upon the 32,819,222 shares of Class A Common Stock outstanding as of July 29, 2016 (according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 5, 2016). The information provided in the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference.

(b)                 As of the date hereof, the Reporting Persons have, or may be deemed to have, the sole power to vote or to direct the vote, to dispose or to direct the disposition of, the number of Shares set forth below opposite such Reporting Person’s name. The information provided in the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference.

Reporting Person	Number of Shares
JVL	15,629,320
Mr. Lovoi	15,629,320
Navitas	1,925,711
Luxiver	5,848,312
TJS	106,429
Hephaestus	4,428,828
Asklepios	467,239
Panakeia	585,321
Children’s	1,038,300
LVPU	557,310
Blackbird	671,870

(c)                 Except as set forth below, there have been no reportable transactions with respect to the Shares by the Reporting Persons during the past 60 days:

Identity of Reporting Person Effecting Transaction:	Date of Transaction:	Amount of Securities Involved:	Average Price Per Share:	Type of Transaction	Where and How Transaction Effected:
Navitas	August 26, 2016	1,083,032	$2.77	Purchase	Broker – Open Market
Luxiver	August 26, 2016	3,519,856	$2.77	Purchase	Broker – Open Market
Hephaestus	August 26, 2016	2,617,328	$2.77	Purchase	Broker – Open Market
Children’s	August 26, 2016	541,516	$2.77	Purchase	Broker – Open Market
LVPU	August 26, 2016	361,011	$2.77	Purchase	Broker – Open Market

Identity of Reporting Person Effecting Transaction:	Date of Transaction:	Amount of Securities Involved:	Average Price Per Share:	Type of Transaction	Where and How Transaction Effected:
Asklepios	August 26, 2016	270,758	$2.77	Purchase	Broker – Open Market
Panakeia	August 26, 2016	270,758	$2.77	Purchase	Broker – Open Market
Blackbird	August 26, 2016	361,011	$2.77	Purchase	Broker – Open Market
Hephaestus	August 16, 2016	58,600	$7.50	Assignment/Purchase	Broker – Open Market
Luxiver	July 25, 2016	3,900	$7.50	Assignment/Purchase	Broker – Open Market

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 in the Schedule 13D is amended and restated in its entirety by the following:

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

On behalf of certain of the Partnerships, the JVL Parties have purchased in the open market from counterparties call options referencing an aggregate of 50,000 Shares at a price of $2.50 per Share, if such right is exercised prior to or on October 21, 2016.

On behalf of certain of the Partnerships, the JVL Parties have purchased in the open market from counterparties call options referencing an aggregate of 230,000 Shares at a price of $5.00 per Share, if such right is exercised prior to or on October 21, 2016.

On behalf of certain of the Partnerships, the JVL Parties have purchased in the open market from counterparties put options referencing an aggregate of 460,000 Shares at a price of $2.50 per Share, if such right is exercised prior to or on October 21, 2016.

On behalf of certain of the Partnerships, the JVL Parties have purchased in the open market from counterparties put options referencing an aggregate of 225,000 Shares at a price of $5.00 per Share, if such right is exercised prior to or on October 21, 2016.

On behalf of certain of the Partnerships, the JVL Parties have purchased in the open market from counterparties put options referencing an aggregate of 187,500 Shares at a price of $7.50 per Share, if such right is exercised prior to or on October 21, 2016.

On behalf of certain of the Partnerships, the JVL Parties have purchased in the open market from counterparties put options referencing an aggregate of 340,000 Shares at a price of $5.00 per Share, if such right is exercised prior to or on January 20, 2017.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Schedule A to the Schedule 13D is hereby amended and restated in its entirety with the Schedule A attached hereto.

Exhibit 1 to the Schedule 13D is hereby amended and restated in its entirety with the Exhibit 1 attached hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2016

JVL ADVISORS, LLC

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

/s/ John V. Lovoi

John V. Lovoi

NAVITAS FUND, LP

By: JVL Partners, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

LUXIVER, LP

By: LB Luxiver GP, LP, a Texas limited partnership, its General Partner

By: LB Luxiver, LLC, a Texas limited liability company, its General Partner

By: Lobo Baya LLC, a Texas limited liability company, its sole Member

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

TJS ENERGY FUND, LP

By: TJS Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: TJS GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

HEPHAESTUS ENERGY FUND, LP

By: Hephaestus Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: HEF GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

ASKLEPIOS ENERGY FUND, LP

By: Asklepios Energy GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

PANAKEIA ENERGY FUND, LP

By: Panakeia Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: PEF GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

CHILDREN’S ENERGY FUND, LP

By: Children’s Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

LVPU, LP

By: LVPU GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

BLACKBIRD 1846 ENERGY FUND, LP

By: Blackbird 1846 Energy Fund GP, L.P., a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

Schedule A

The general partner of Navitas Fund, LP is JVL Partners, LP. The general partner of JVL Partners, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Luxiver, LP is LB Luxiver GP, LP. The general partner of LB Luxiver GP, LP is LB Luxiver, LLC. The sole managing member of LB Luxiver, LLC is Lobo Baya LLC. The following individuals are the managing members of Lobo Baya LLC: John V. Lovoi, Paul B. Loyd, Jr., Michael Raleigh, Norbert Csaszar, Kelly Loyd and Derek Michaelis. Such individuals expressly disclaim any beneficial ownership in the Shares, except to the extent of their pecuniary interests therein. The business address of such individuals is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of TJS Energy Fund, LP is TJS Energy Fund GP, LP. The general partner of TJS Energy Fund GP, LP is TJS GP, LLC. The sole member and manager of TJS GP, LLC is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Hephaestus Energy Fund, LP is Hephaestus Energy Fund GP, LP. The general partner of Hephaestus Energy Fund GP, LP is HEF GP, LLC. The sole member and manager of HEF GP, LLC is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Asklepios Energy Fund, LP is Asklepios Energy GP, LP. The general partner of Asklepios Energy GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Panakeia Energy Fund, LP is Panakeia Energy Fund GP, LP. The general partner of Panakeia Energy Fund GP, LP is PEF GP, LLC. The sole member and manager of PEF GP, LLC is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Children’s Energy Fund, LP is Children’s Energy Fund GP, LP. The general partner of Children’s Energy Fund GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of LVPU, LP is LVPU GP, LP. The general partner of LVPU GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Blackbird 1846 Energy Fund, LP is Blackbird 1846 Energy Fund GP, L.P. The general partner of Blackbird 1846 Energy Fund GP, L.P. is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A common stock, par value $0.001 per share of JONES ENERGY, INC. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof each of the undersigned, being duly authorized, hereby execute this Agreement on the date set forth below.

Date: August 30, 2016

JVL ADVISORS, LLC

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

/s/ John V. Lovoi

John V. Lovoi

NAVITAS FUND, LP

By: JVL Partners, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

LUXIVER, LP

By: LB Luxiver GP, LP, a Texas limited partnership, its General Partner

By: LB Luxiver, LLC, a Texas limited liability company, its General Partner

By: Lobo Baya LLC, a Texas limited liability company, its sole Member

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

TJS ENERGY FUND, LP

By: TJS Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: TJS GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

HEPHAESTUS ENERGY FUND, LP

By: Hephaestus Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: HEF GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

ASKLEPIOS ENERGY FUND, LP

By: Asklepios Energy GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

PANAKEIA ENERGY FUND, LP

By: Panakeia Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: PEF GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

CHILDREN’S ENERGY FUND, LP

By: Children’s Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

LVPU, LP

By: LVPU GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

BLACKBIRD 1846 ENERGY FUND, LP

By: Blackbird 1846 Energy Fund GP, L.P., a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager